PAULSON & CO. INC.

Callon Petroleum

October 21, 2019

LEGAL DISCLAIMER

Paulson & Co. Inc. ("Paulson") is not soliciting proxies in connection with any matter brought before shareholders of the companies identified in this presentation.

Clients, funds and accounts managed by Paulson (the "Paulson Clients") may from time to time beneficially own, and/or have an economic interest in, shares of the companies discussed in this presentation and as a result, the Paulson Clients have an economic interest in the matters discussed herein and their impact on the companies discussed in this presentation. The Paulson Clients are in the business of trading – buying and selling – securities, and may trade in the securities of the companies discussed in this presentation. You should also assume that the Paulson Clients may from time to time sell all or a portion of their holdings of one or more of the companies in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to some or all of such shares, regardless of the views expressed in this presentation.

The views contained in this presentation represent the opinions of Paulson as of the date hereof. Paulson reserves the right to change any of its opinions expressed herein at any time, but is under no obligation to update the data, information or opinions contained herein. Under no circumstances is this presentation intended to be, nor should it be construed as advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. Additionally, this presentation should not be construed as an offer to buy any investment in any fund or account managed by Paulson.

PAULSON
& CO.
INC.

I.   Callon Strategy & Guidance- Prior To Carrizo

II.   Proposed Carrizo Deal

III.   Sell Side Research

IV.   Path Forward

V.   Appendix

PAULSON
& CO.
INC.

I. Callon Strategy & Guidance- Prior To Carrizo

CALLON REBUILT ITSELF AROUND THE PERMIAN BASIN



CALLON'S PERMIAN EVOLUTION
2014: INITIAL BUILDING PHASE
~ 19,000 net surface acres (1)
~ 5,650 Boe/d of production (2014)
2 rigs running
27 net wells completed
YE13: 15 MMBoe Proved Reserves
2019: TRANSITION TO FULL ASSET DEVELOPMENT
~ 85,000 net surface acres
Forecast production growth of ~25%
4-6 rigs and 1-2 completion crews
Estimated 47- 49 net wells PoP
YE18: 239 MMBoe Proved Reserves

Source: Callon Petroleum Presentation Dated March 25, 2019 Page 3

CALLON RAISED $2.8 BILLION IN CAPITAL OVER LAST 4 YEARS FOR INVESTMENT IN PERMIAN

Security	Year	Price	Amount ($ millions)
Equity	2015	$8.40	$116
Equity	2016	$6.50	99
Equity	2016	$8.50	215
Equity	2016	$14.60	437
Debt	2016	6.125%	400
Equity	2016	$16.40	656
Debt	2017	6.125%	200
Equity	2018	$11.80	299
Debt	2018	6.375%	400
		Total:	$2,822

Source: Bloomberg

PAULSON & CO. INC.

CAPITAL RAISED FOR PERMIAN ACQUISITIONS OF $1.8 BILLION

Transaction	Basin	Year	Price ($ millions)
Midland Basin	Permian	2016	$301
Howard County	Permian	2016	340
Southern Delaware	Permian	2017	615
Ward County	Permian	2018	539
		Total:	$1,795

Source: Bloomberg

PAULSON & CO. INC.

CALLON GUIDED TOWARDS FREE CASH FLOW GENERATION STARTING 4Q19

Prioritizing sustainable FCF generation

- Corporate-level free cash flow in 4Q19 at planning price deck

- Corporate-level free cash flow generation in 2020

INCREASE CROIC [1]	• Ongoing compensation alignment with shareholder interests • Retain best-in-class margins • Reduce capital intensity of business
GENERATE FCF	• Consistent measured growth in development moderates PDP declines • 2019 trajectory improves with capital efficiency • Generate FCF in 2020
REDUCE LEVERAGE	• Non-core monetizations • Target leverage < 2.0x • Continued capital discipline
LONG TERM FOCUS	• Sustainable co-development of organic inventory • Balance NPV and ROR for optimal full cycle returns • Marketing diversification mitigates pricing concentration risk and adds upside

Source: Callon Petroleum Presentation Dated June 18, 2019, Page 3 and 12

PAULSON & CO. INC.

II. Proposed Carrizo Deal

CALLON SHAREHOLDERS HAVE LOST $589 MILLION SINCE DEAL ANNOUNCED



Share Price Performance Since Deal Announcement

−$589 million

Source: Bloomberg as of October 18, 2019, based on 228 million shares outstanding

PAULSON
& CO.
INC.

SEVERE UNDERPERFORMANCE FROM DESTRUCTIVE & DILUTIVE DEAL



Relative Share Price Performance Since Deal Announcement

XOP: -23%

CPE: -40%

Source: Bloomberg as of October 18, 2019

PAULSON
& CO.
INC.

MANAGEMENTS RECEIVE GOLDEN PARACHUTES, SHAREHOLDERS LOSE MONEY



Source: Bloomberg, Callon Petroleum Proxy Filed October 9, 2019 Page 135 and 141

PAULSON
& CO.
INC.

CARRIZO COMBINATION WILL LEAD TO MULTIPLE DECLINE



Since Deal Announced | **Future With Carrizo**

	Callon (7/12/19)	Callon PF (Current)	Multi-Basin Peers (Current)	Eagle Ford Peers (Current)
EV/2020E EBITDA	4.5x	3.7x	3.6x	3.3x

	Implied CPE Share Price:	$3.49	$1.74
	% Downside:	-9%	-54%

Source: Bloomberg, Paulson & Co. as of October 18, 2019

Multi Basin Peers include: ECA, OAS, PDCE, QEP, SM, WPX

Eagle Ford Peers include: MGY, PVAC, LONE, SNDE

PAULSON & CO. INC.

CARRIZO DEAL INCREASES LEVERAGE (IMPACT OF $350M OF ASSETS SALES INDETERMINABLE WITHOUT MORE INFO)

	CPE	CRZO	Adj*	PF	PF ($350m asset sales)
Revolver*	178	841	362	1,381	1,031
Notes	1,000	900	0	1,900	1,900
Preferred	0	200	0	200	200
Cash	16	2	0	18	18
Net Debt	1,162	1,939	362	3,463	3,113
'20E EBITDA	616	769	40	1,425	??
Net Debt /EBITDA	1.9x	2.5x		2.4x	??

Source: Bloomberg, Callon Petroleum Proxy Filed October 9, 2019 Page 177 and 182, Paulson & Co.

*Callon Revolver is PF for retirement of $73m of preferred notes. Adjustments include $94.5 million in transaction expenses, $267m of CRZO negative working capital & $40m of G&A synergies.

PAULSON & CO. INC.

NET DEBT EXPLODES FROM $1.2 BILLION TO $3.5 BILLION



Source: Bloomberg, Callon Petroleum Proxy Filed October 9, 2019 Page 177 and 182, Paulson & Co.



Est. Annual Interest Expense & Preferred Dividend

Source: Callon 2Q19 10Q, Carrizo 2Q19 10Q, Paulson & Co.

PAULSON
& CO.
INC.



Debt Maturity Profile

Source: Callon 2Q19 10Q, Paulson & Co.

Revolver is PF for retirement of $73m of Callon preferred notes

DEBT MATURITY PROFILE DETERIORATES WITH CARRIZO



Debt Maturity Profile

Current Yield	
CRZO $250m '25	8.9%
CPE $400m '26	7.6%
Revolver LIBOR + 1.25	3.8%

$200 CRZO Pfd

$650 CRZO Notes

$841 CRZO Rev

$371 Deal Cost

$178 CPE Rev

$600 CPE Notes

$250 CRZO Notes

$400 CPE Notes

$200 CRZO Pfd

2023   2024   2025   2026   Preferred

Source: Bloomberg, Callon 2Q19 10Q, Carrizo 2Q19 10Q, Paulson & Co.

Callon Revolver is PF for retirement of $73m of Callon preferred notes

PAULSON & CO. INC.

CALLON MANAGEMENT USES UNRELIABLE NON-GAAP DEFINITIONS

Supplemental Non-GAAP Financial Measures

This communication includes free cash flow, which is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements to assess our liquidity. We define free cash flow as net cash provided by operating activities before changes in working capital less capital expenditures. Management believes that free cash flow provides useful information in assessing the impact of our ability to generate cash flow in excess of capital requirements and to return cash to shareholders. Free cash flow should not be considered as an alternative to net cash provided by operating activities or any other measure of liquidity in accordance with GAAP. We have not provided a reconciliation of projected free cash flow to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. We are unable to project net cash provided by operating activities for any future period because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. We are unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of its and customers' payments, with accuracy to a specific day, months in advance.

Carrizo current working capital is **NEGATIVE $276 million**

Callon's cash flow projections also exclude:

- capitalized interest costs;
- preferred dividends;
- some capitalized G&A costs;
- transaction expenses; and
- contingent payments to ExL

Source: Callon Petroleum Press Release Dated October 10, 2019, Callon Petroleum Proxy Filed October 9, 2019 Page 177, Paulson & Co.



2020-2021 Cash Flow Bridge

Cumulative $ Millions

- +$300 (Company Guidance)
- -$240 (Corporate G&A)
- -$364 (Int Exp & Pfd Div)
- -$95 (Transaction Expenses)
- -$75 (ExL Contingent Payments)

> Unclear if or what portion of cash expenses included in FCF definition. Company provides no reconciliation between GAAP and non-GAAP figures and presents unreliable numbers to persuade shareholders.

Source: Callon Petroleum Presentation Dated September 5, 2019, Paulson & Co.

Assumes $55/bbl WTI and $2.50/MMBTu Henry Hub

PAULSON
& CO.
INC.

EVEN ACCEPTING CALLON'S OVERSTATED PROJECTIONS, DEAL IS SIGNIFICANTLY DILUTIVE

Stand-Alone Projections From Proxy Filed October 9, 2019

($ in millions)	Unaudited Callon Financial and Operating Forecast with NYMEX oil and gas strip pricing			
	2019E	2020E	2021E	2022E
Total net daily production (Mboe/d)	39.7	46.0	54.1	67.4
Net daily oil production (Mbo/d)	31.2	36.7	43.2	53.8
Adjusted EBITDAX(1)	$ 529	$ 679	$ 800	$ 991
Adjusted operating cash flow(2)	$ 483	$ 676	$ 797	$ 988
Capital expenditures(3)	$ 515	$ − 581	$ − 650	$ 753
		95	+ 147	= 242

$1.06/share

-32% Dilution

Pro-Forma Projections From Presentation Dated September 5, 2019



FREE CASH FLOW (2) ($mm)
PRO FORMA
$300MM +
2020 – 2021E Target

$0.72/share

Source: Company Filings, Paulson & Co.

PAULSON & CO. INC.

PROPOSED TRANSACTION IS DILUTIVE ON NAV PER SHARE

	NAV/share Impact
BMO:	Dilutive by 8%
RS Energy:	Dilutive
Credit Suisse:	Dilutive by 7%
Tudor Pickering & Holt:	Dilutive
Cowen:	Dilutive by 12%

Source: BMO, RS Energy, Credit Suisse, Tudor Pickering & Holt, Cowen

21

PAULSON
& CO.
INC.

OPERATIONAL SYNERGIES WAY OVERSTATED AS LITTLE ACREAGE OVERLAP


Yoakum
Terry
Lynn
Garza
Kent
Lea
Gaines
Dawson
Borden
Scurry
Eddy
Andrews
Martin
Howard
Mitchell
Loving
Winkler
Ector
Midland
Glasscock
Sterling
Ward
Reeves
Culberson
Crane
Upton
Reagan
Irion
Jeff Davis
Pecos
Crockett

Source: Bernstein Research

Red denotes Callon acreage, Green denotes Carrizo acreage

EVEN SO, MOST SYNERGIES UNJUSTLY TRANSFERRED TO CARRIZO SHAREHOLDERS



$ Millions
900
800
700
600
500
400
300
200
100
0
$291m (54% of remaining synergies)
$248m (46% of remaining synergies)
$252m Premium
Callon Shareholders (37%)
Carrizo Shareholders (63%)
100% Synergies
$77m
$66m
$252m Premium
Callon Shareholders (20%)
Carrizo Shareholders (80%)
50% Synergies
$252m Premium
Callon (0%)
Carrizo Shareholders (100%)
Only G&A $250m Synergies

Source: Callon Petroleum Presentation Dated September 5, 2019, Callon Petroleum Press Release Dated October 10,2019, Callon Petroleum Proxy Filed October 9, 2019 Page 122, Paulson & Co.

PV of synergies adjusted for $60 million costs associated with restrictions on tax attributes, except for "Only G&A" scenario.

PAULSON & CO. INC.

III. Sell Side Research

PROPOSED TRANSACTION EXPENSIVE AND LACKS MERIT



15 July 2019
Americas/United States
Equity Research
Oil & Gas Exploration & Production

Callon Petroleum Company (CPE)

COMPANY UPDATE

Expensive Price For Free Cash Flow

■ **Struggling to rationalize CRZO merger on valuation and asset quality; deal accretion hinged on material operational synergies and productivity improvements.** CPE agreed to acquire CRZO in an all-stock transaction that values CRZO at ~$3.2bn, or $13.12/share, +25% vs Friday's closing price. We estimate CPE paid ~4.4x 2020 EV/EBITDX and a rather full ~1.0x NAV at strip prices, vs. it's pre-deal valuation of 4.6x 2020 and 0.52x NAV. The transaction adds ~46,000 net acres in the Delaware (~55% top tier around Ward/Central Reeves County), and a stable FCF Eagle Ford asset. Adjusted for ~$2.0bn PDP & EFS unbooked value, we estimate CPE paid ~$25,000/acre for the higher quality Permian acreage. The deal came as a surprise considering CPE's already sizable ~75,000 net acre position in the Permian (~45k in Delaware) where its well performance has consistently outperformed CRZO's (Figure 2). It was also already on a path to see inflection in Delaware productivity and FCF generation in 2020+. With the exception of better FCF generation, the deal was largely neutral on EV/EBITDX and leverage (without asset sales) & was dilutive on NAV. The deal is expected to close in 4Q19 and subject to shareholder approval with a $47MM break-up fee. We are cutting our TP from $8 to $7 based on blended average of 4.0x 2020 EBITDX & 0.6x NAV. Risks include oil prices & operational execution.

■ **Deal is a push on EV/EBITDX, and modestly dilutive on P/NAV and debt-adjusted growth.** For the pro forma entity, we assumed just the $40MM G&A saving and none of the operational synergies. Using today's closing price, we estimate the deal is largely a push on EV/EBITDX with CPE trading at 4.0x/3.7x 2020/2021 EV/EBITDX post deal at strip prices (vs. 4.2x/3.6x prior), vs. Permian average of 4.8x and broader oily resource E&P average of 4.3x on 2020. The acquisition is also dilutive on P/NAV, now trading at 0.48x vs. 0.44x pre-deal at strip prices. That said, FCF increased by ~$160-$180MM per year with CPE generating ~5.2% FCF yield in 2020. We are raising PF CFPS by 21% in 2020 & ~7% in 2021. See Figure 1 for a full comparison.

Source: Credit Suisse as of July 15, 2019



SELL SIDE QUESTIONS RATIONALE, SYNERGY REALIZATION & EXECUTION

CREDIT SUISSE

15 July 2019

- **Surprise acquisition creates more question marks.** Adjusting CPE stock for the takeout premium would imply shares being down ~9% today, thus we believe today's underperformance reflects: **1)** surprise diversification into a multi-basin E&P, which typically trade at a discount to pure-play Permian E&Ps; **2)** removing likelihood of CPE itself being a takeout candidate; **3)** new questions on the quality and duration of CPE's existing inventory that prompts the need to repeatedly do acquisitions (the last deal for XEC's Ward County assets happened just over a year ago). Meanwhile, execution around past deal synergies have left room for improvement, adding a concern around how quickly CPE can realize CRZO synergies. We believe the shift to large pad developments (going from ~2-well pads in 2019 to ~4 in 2020 and ~6 in 2021) also introduces greater execution and timing risks to the program.

- **Initial market reaction will likely deter further corporate actions, or rather ability to pay any premium in merger of equal deals.** While the merger answers investors' call for more sector consolidation, basin-jumping deals remain a tough sell to investors especially from an operational synergy perspective. We also believe investors are highly skeptical of any synergy targets, putting pressure on deal premiums (voluntary or not). Juxtaposing this with the broader social and management/board level hurdles to execution on like-kind mergers, we believe this will likely slow/deter future corporate deals. And any successful deal would need to show clear synergies in existing operating areas, and come at a limited-to-no premium.

- **Operational synergies remain a show-me.** Management highlighted annual synergies of \$100-\$125MM, ~2/3 of which comes from operational synergies and the remaining from G&A. CPE expects to realize 50-75% of the identified synergy in 2020, including a \$40MM reduction to G&A (which we have baked into our estimates). The shift to mega-pad development is the largest contributor of operational savings, particularly lower well cost, better well performance from fewer child wells, and reduced downtime from optimized completion schedule. While the industrial logic for scale makes sense, CPE was already moving toward larger pad projects and has the blocky acreage to do long lateral development. As we have seen in prior deals, market is unlikely to assign much credit to the operational synergies until executed.

- **Gassier average results likely bias Delaware oil mix downward over time.** CRZO's Delaware position lies to the West of CPE's Spur asset, with CRZO focusing a majority of development on their highly contiguous Phantom Area block. In Figure 2, we show that Phantom CRZO has seen average oil mix of ~44% over the first year, well below CPE at ~80%. CRZO has been drilling a mix of 10,000ft and shorter laterals with WCA/B results averaging IP30s of ~211 Boed/1,000ft or 108 Bbld/1,000ft oil. In addition to single well WCA/B wells they've also recently completed their first large scale co-development test involving the Wolfcamp A, B and C with 6-wells across 4 intervals testing 660ft horizontal spacing and 150-250ft vertical spacing. In May they began drilling a follow up cube test at Phantom which will incorporate the 3rd Bone Spring into their co-development approach. *Both Wolfcamp C and 3rd Bone Spring*

Source: Credit Suisse as of July 15, 2019

PAULSON & CO. INC.

DEAL IS DILUTIVE AND INCREASES LEVERAGE

July 16, 2019 | 00:07 ET | 00:07 ET~



E&P - US

Dilution Outweighs Merger of Equals Benefits, but Negative Reaction Overdone

Bottom Line: Callon announced the acquisition of Carrizo, which increases its Delaware Basin footprint, while adding a FCF positive Eagle Ford position. The all-stock (2.05x ratio) deal equates to a 25% premium using Friday's close and a $3.2Bn enterprise value, including $1.7Bn net debt and $0.2Bn preferred stock. The pro forma company will have a $2.2Bn market cap (Monday close; 3.1% gross spread) and a $5.5Bn EV. The rationale behind this SMID merger of equals is to increase scale and drive corporate and development synergies, but for Callon, dilution (55%/45% CPE/CRZO pro forma ownership), increased leverage, and acquiring lower-return assets likely outweigh these benefits unless significant synergies are captured. That said, we view the decline in Callon as overdone with the stock now at a deep discount to Permian E&Ps.

Deal is accretive, but leverage increased. We estimate the acquisition is 21%/18% accretive to Callon's 2020E/2021E CFPS, assuming G&A synergies and full capitalization of interest, while being 11%/9% accretive to EPS before DD&A step-up. We estimate net debt + preferred/EBITDA is 2.7x/2.2x by YE2020/2021, an increase of 0.3x/0.2x due to Carrizo's higher leverage. Callon is targeting a <2.0x leverage ratio and mentioned the potential for noncore asset sales. Notably, the transaction doesn't trigger a change of control on Carrizo's debt.

Delaware well productivity comparable. On a weighted average basis, we model Callon's portfolio to be higher return (37% vs. 22% AT IRR) and with a deeper inventory life (17 vs. 14 years). We estimate Callon's and Carrizo's Delaware well productivity to be comparable on a 20:1/FT basis but model Callon's IRRs to be higher due to lower well costs, while we view inventory as deeper. Also, we model Eagle Ford IRRs to be below the Permian, while the planned two rigs likely hold production flat while generating FCF for this asset.

Market discounts negative synergies on day one. Callon is targeting $40mm annual G&A savings, which it estimates has a PV-10 of $250mm (6.25x) and compares with Carrizo's 2019 cash G&A guidance of ~$60mm, including capitalized costs. In addition, Callon is targeting $73mm annual operating synergies, which equates to ~7% of the combined company 2019 DC&I budget, with PV-10 at $400mm (5.52x). While investors are hesitant to give credit for capital efficiency synergies ($200mm capital allocation PV-10 also noted), past E&P deals have mostly realized G&A synergies. That said, the combined market cap of CPE/CRZO declined 8.8% ($214mm) on Monday, with the XOP down 2.7%, suggesting negative synergies were priced in. CPE was down 16% despite the deal premium paid, suggesting a 9.1% negative move, before synergies.

Callon shares now at deep discount to comps. Before the deal premium, we estimate Callon was trading at 5.5x/4.6x 2020E/2021E EV/EBITDA, compared with Carrizo at 5.2x/4.6x. That said, on P/NAV, we valued Callon at 0.57x versus Carrizo at 1.06x, with Callon's discount due to a higher return and deeper lived asset base. Thus, we view the transaction as 8% dilutive to NAV but that Callon continues to trade at a substantial discount. Pro forma for the deal and post Monday's stock price decline, we estimate Callon trades at 4.6x/3.8x 2020E/2021E EV/EBITDA, which compares with our Permian coverage at 5.4x/3.9x.

Source: BMO as of July 16, 2019

PAULSON & CO. INC.

SUDDEN DEVIATION FROM STRATEGY SURPIRSED MARKET

SIMMONS ENERGY

A DIVISION OF PIPERJAFFRAY

<u>1. Was there Strategic Merit to the Deal?</u> Within this tumultuous and uncertain macro environment, investors are biased toward operators capable of generating sustainable organic oil production growth and non-trivial free cash flow at low oil prices. By combining a high growth asset in the Delaware with two relatively more mature maintenance assets in the Midland/EagleFord which generate free cash flow, CPE has the potential to meet the aforementioned investment mandate assuming the company can successfully deliver on at least 50% of the operational synergies associated with increased scale-and-scope within the Delaware (time will tell) and 100% of the corporate synergies associated with overhead (should be easily feasible). Notwithstanding the potential for more favorable free cash flow dynamics much further down the line (think 2021), we expect investor pushback as many viewed CPE as a relatively simple Permian story with optionality associated with in-basin consolidation. The innate complexity associated business combinations, diminishment of the M&A put, and long lead time to value realization could result in an increased risk premium on the equity for some time.

<u>2. What Does it Take for the Transaction to Work on Relevant Financial Metrics?</u> The answer ultimately depends on one's view of the proposed corporate and operational synergies. From an NAV perspective, the transaction requires both corporate and operational synergies to screen accretively on our numbers. From a cash flow perspective, if one solely ascribes credit to the $40M of corporate synergies then the transaction screens more neutral in nature in 2020 but more accretive in 2021 on FCF per share (as the final ExL contingent payment occurs in 2020). However, if one believes at least 50% of the incremental $65M-$80M of operational synergies are feasible then the transaction screens more favorably on 2020 estimates. *Refer to page 4 of the full note for more details surrounding our preliminary pro-forma assumptions.* Ultimately, successful execution on both corporate and operational synergies is imperative for the pro-forma entity to look attractive.

<u>3. Does the Potential Accretion Even Matter?</u> In the current environment and near-term, probably not. Specifically, we believe investors viewed CPE as a relatively simple small cap Permian story on the verge of inflecting toward oil growth within cash flow at conservative oil pricing and possessing the optionality associated with consolidation further down the line. Given the innate complexity associated with successful integration of two organizations coupled with the shift in several key underlying premises of the stock, we believe there could be an increased equity risk premium associated with CPE leaving the company in the penalty box. In the event CPE successfully integrates CRZO thereby achieving both stated operational and corporate synergies, CPE could witness increased investor interest.

Source: Simmons Energy as of July 16, 2019

28

PAULSON & CO. INC.

CARRIZO INFERIOR QUALITY RELATIVE TO CALLON'S



Callon Petroleum
Weighing in on CPE/CRZO Merger

Since we don't cover CRZO, we've held judgement on the CPE/CRZO merger until we gained a better handle on the CRZO assets and the pro forma model. The Street, however, has made its view well known with CPE down 24% vs. XOP down 7% since the deal news. Below we highlight investor concerns and our own analysis.

Production data validates concerns the deal is dilutive to CPE's assets. While the merger placates investor demands for FCF (CPE guided pro forma breakeven at ~$50 and <$50/Bbl WTI in 2020 and 2021, respectively, vs. our $55+ 2020 estimate for CPE ex Ranger) while maintaining double-digit production growth, many see the deal as highly dilutive to CPE's inventory quality and depth, introducing a longer-term overhang even at 2x pro forma net debt/EBITDA by YE2020. First, investors are sceptical of CRZO's 600 Eagle Ford locations (only ~7-8 years of inventory to begin with) at tight 330- to 500-ft. spacing with the good regions already picked over (Figure 4) given well performance has deteriorated in recent years (Figure 3) and come in well short of guided type curves. Second, CPE's Delaware acreage was already considered by many as Tier 2 (e.g., XEC deemed its prior portion non-core having developed much of the 3rd Bone Spring), while CRZO's Phantom acreage, which accounts for the vast majority of CRZO's ~500 de-risked Delaware locations, is even gassier and complicated by increased faulting, resulting in sub-par oil type curves (Figure 2).

Source: Barclays as of July 22, 2019

PAULSON
& CO.
INC.

IV. Path Forward

CALLON SHOULD REDUCE COSTS WHILE PURSUING SALE

TUDORPICKERING HOLT&CO | ENERGY INVESTMENT & MERCHANT BANKING | EQUITY RESEARCH

CPE Picks Up an Activist
Paulson pushing for CRZO deal break and CPE sale; we couldn't agree more
Sector: NAm E&P | Ticker: CPE | Recommendation: HOLD | Target: $12 | Close: $4.08

Stock up meaningfully in early trading, +9% vs E&Ps +1.5%, as shareholder Paulson & Co. announced its intention to vote its 9.5% stake against the proposed CRZO acquisition and urged CPE to put itself up for sale. Given the equity's severe underperformance since the deal was announced (-36% vs E&Ps -14%), we wouldn't be surprised if other shareholders take this discussion seriously given the $7.5MM fee for a negative shareholder vote pales in comparison to the market cap loss since the deal was announced. As highlighted in Paulson's letter to the CPE board (and consistent with our views), the 25% premium for CRZO was unwarranted (TPHe market would have preferred a no-premium bid) and a pro-forma company would trade at a multiple discount relative to standalone CPE. Our pre-deal model would imply ~$5/shr if standalone CPE was to rerate towards a Permian SMID peer multiple of 4x 2020 EV / EBITDA and we see potential for CPE to be acquired at no premium with value created from synergies (legacy TPHe 2020 G&A of ~$4.50/boe vs best-in-class ~$1.50/boe = TPHe ~$50MM of potential savings). Finally, while the Paulson letter did not touch on capital allocation or leverage, we think both of these issues have also weighed on performance with a pro-forma / legacy growth rate of 10% / 15% and balance sheet leverage of ≥2x in either scenario, implying a plan to grow into leverage in our view. All-in, we think breaking the deal, slowing growth, generating stand-alone FCF, rightsizing G&A, and putting the company up for sale is the best course of action for CPE. For CRZO, sensitizing our model to peer multiples (3.3-3.4x FY'20 EV/EBITDA) using multi-basin SMID-cap E&Ps with elevated leverage implies ~$7/shr.

Source: Tudor Pickering Holt & Co as of September 10, 2019

PAULSON & CO. INC.

CPE HAS CONSISTENTLY UNDERPERFORMED SINCE REPOSTIONING. GIVEN SUBPAR PERFORMANCE, BOARD SHOULD PURSUE A SALE

Comparative Stock Price Return

	YTD	1 Year	2 Year	3 Year	4 Year
CPE	(41%)	(68%)	(66%)	(74%)	(56%)
XOP	(22%)	(49%)	(37%)	(44%)	(46%)
CPE Relative Performance	*(19%)*	*(19%)*	*(28%)*	*(31%)*	*(11%)*

Source: Bloomberg, Paulson & Co. as of October 18, 2019

32

PAULSON & CO. INC.

CALLON SPENDING HAS MASSIVELY INCREASED; TIME TO BRING CAPEX AND G&A EXPENSE DOWN





Source: Callon 2016, 2017, and 2018 10K, 2019E are midpoint of Callon guidance from Callon Press Release Dated August 6, 2019

CALLON BETTER OFF WITHOUT CARRIZO, COULD BE WORTH UP TO 61% MORE



Since Deal Announced
Future Without Carrizo
EV/2020E EBITDA
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
4.5x
3.3x
3.6x
4.2x
Callon (7/12/19)
Callon (Current)
Callon Permian Peers (Current)
All Permian Peers (Current)

Implied CPE Share Price:	$4.72	$6.17
% Upside:	24%	61%

Source: Bloomberg, Paulson & Co. as of October 18, 2019

Callon Permian Peers include: CDEV, JAG, MTDR, PE

All Permian Peers include: CDEV, CXO, ESTE, FANG, JAG, LPI, MTDR, PE, PXD

PAULSON & CO. INC.

V. Appendix



Named Management & Board Compensation

Source: Callon Annual Proxy 2015, 2016, 2017 and 2018

STOCK OWNERSHIP INSULTINGLY LOW RELATIVE TO CUMULATIVE PAY

Name	Position	Shares Owned	As %	Cumulative Pay Since 2015
Joseph Gatto	CEO	346,694	0.2%	$13,929,685
James Ulm	CFO	22,269	0.0%	$3,211,130
Jeff Balmer	COO	133	0.0%	$0
Michol Ecklund	Counsel	14,382	0.0%	$1,421,708
Mitzi Conn	Controller	91,504	0.0%	$3,309,582
Richard Flury	Chairman	162,999	0.1%	$1,070,000
Larry McVay	Board	166,900	0.1%	$840,000
Anthony Nocchiero	Board	135,771	0.1%	$850,000
Jim Trimble	Board	58,915	0.0%	$810,000
Matthew Bob	Board	77,915	0.0%	$830,000
Michael Finch	Board	46,365	0.0%	$800,000
Barbara Faulkenberry	Board	12,277	0.0%	$245,000
Total		**1,136,124**	**0.5%**	**$27,317,105**

Source: Callon Annual Proxy 2015, 2016, 2017 and 2018

PAULSON & CO. INC.

CALLON BOARD DODGES REAL STRATEGIC REVIEW

Board claims to have "evaluated and considered several alternatives for maximizing shareholder value over the past two years".

However the Board:

- Failed to engage external advisors to properly solicit interest of a sale;
- Relied solely on management, making it hard for shareholders to understand how the Board managed the conflict of interest related to management's incentive to avoid transactions that are in shareholders' interest but result in changes to management;
- Relied on "discussions with two similarly sized companies counterparties" but hasn't disclosed whether terms were ever discussed; and
- Made no mention of discussions with larger companies

Source: Callon Petroleum Press Release Dated September 26, 2019, Paulson & Co.

38

PAULSON & CO. INC.

CALLON BOARD ONLY PAYS LIP SERVICE TO STRATEGIC CONCERNS

Additional disclosure language was only added defensively after the public release of Paulson letter

Difference Between S4 Dated September 20 vs. August 19

At various meetings, the Callon board evaluated the shift in the exploration and production industry from resource extraction and production growth to efficiently developing assets while living within cash flows. The Callon board also noted the company's historical focus on the Permian Basin and discussed whether Callon would benefit from the scale and attendant efficiencies that could come from a strategic combination with another shale-focused exploration and production company. ~~During the course of its discussions, the Callon board identified Carrizo as a potential strategic fit based on, among other things, likely operational, financial and organizational benefits, including a combined footprint in the Delaware Basin, operational and financial scale for larger pad development, the potential for synergies and enhanced financial flexibility~~The Callon board also considered whether the pursuit of any transaction might preclude future flexibility or might enhance or detract from the ability to pursue future consolidation or change of control transactions. In the months preceding the Callon board's decision to submit a bid for Carrizo, the Callon board discussed several potential transactions that might warrant further consideration, including discussions with two similarly sized counterparties that ultimately were not pursued as the combinations were determined not to advance Callon's corporate operational and financial goals. The Callon board also discussed potential change of control transactions including historical discussions and the fact that no party had historically indicated interest in Callon that the Callon board thought would lead to a transaction that was superior to the status quo.

As discussed further below, in March 2019, the Callon board identified Carrizo as strategically attractive for its complementary Delaware Basin footprint, its near-term free cash flow, which would improve Callon's ability to self-fund and accelerate development of its valuable Permian Basin assets, and its accretion to net asset value and free cash flow per share. In subsequently assessing Carrizo as a more compelling combination than other potential strategic alternatives that it had previously considered, the Callon board also looked at, among other things, likely operational, financial, and organizational benefits, balance sheet scale to support larger pad development, and the ability to drive significant synergies for the combined company. Prior to entering into the merger agreement with Carrizo, the Callon board convened in three regular meetings and six special sessions to discuss the merits of the transaction and its impact to shareholders relative to other alternatives.

The Carrizo board and Carrizo management regularly review the strategic direction of Carrizo and evaluate potential opportunities to enhance shareholder value, including reviewing potential strategic combinations and acquisition opportunities. The Carrizo board and Carrizo management have focused on positioning Carrizo as an independent oil and natural gas company actively engaged in the exploration, development, and production of oil and gas from resource plays located in the United States, with operations principally focused on proven, producing oil and gas plays in the Eagle Ford Shale in South Texas and the Delaware Basin in West Texas. Carrizo has sought to grow its business both organically through its drilling program and, in recent years, through an acquisition strategy targeting the Delaware Basin while preserving a balance sheet and liquidity position that allowed for financial flexibility.

Source: Callon Petroleum S4 Filed August 19, 2019 and September 20, 2019

CALLON WAS THE ONLY CARRIZO SUITOR TO RAISE BID…TWICE!

Also on May 30, 2019, the Callon management team provided an update to the Callon board regarding preparation of the bid for the proposed acquisition of Carrizo. Management briefed the Callon board on the preliminary view of the parties to structure the transaction as a direct merger of Callon and Carrizo, with Callon surviving and continuing as a Delaware corporation, in order to, among other things, minimize the impact of certain change of control provisions in each company's agreements. The Callon board also reviewed (i) the proposed exchange ratio of 1.945 shares of Callon common stock for each share of Carrizo common stock outstanding immediately prior to the merger, which would translate into Carrizo's shareholders owning approximately 45% of the combined company, (ii) the proposed revisions to the merger agreement, and (iii) the draft bid letter with an expiration date of June 7, 2019.

On May 31, 2019, representatives of Callon submitted the non-binding proposal discussed above to the Carrizo board.

On June 27, 2019, the Callon board met telephonically to discuss the latest developments with the potential Carrizo transaction, including discussions regarding the exchange ratio and other proposed terms of the merger agreement. The Callon board also discussed the advisability of requesting an agreement providing for a period of exclusive negotiations between Callon and Carrizo. The Callon board authorized Mr. Gatto to respond to Carrizo with a proposal for an exchange ratio of 1.995 shares of Callon common stock for each outstanding share of Carrizo common stock and two board seats for Carrizo's current directors on the board of the combined company. The Callon board also authorized Callon's executive management team to negotiate an exclusivity agreement with Carrizo.

On July 6, 2019, the Callon board met to discuss the status of negotiations regarding the proposed transaction with Carrizo, discuss an increased exchange ratio and proposals for Carrizo participation on the combined company board. After discussions with management, representatives of each of J.P. Morgan and Kirkland, the Callon board authorized Mr. Gatto to, among other things, increase the exchange ratio to 2.05 shares of Callon common stock for each outstanding share of Carrizo common stock, propose three board seats for current Carrizo directors on the board of the combined company, one selected by Callon and two selected by Carrizo, and request voting agreements from Carrizo's directors and executive management in favor of the merger.

Later that day, Messrs. Gatto and Johnson spoke regarding a revised proposal from Callon, which included an exchange ratio of 2.05 shares of Callon common stock for each outstanding share of Carrizo common stock and three board seats for current Carrizo directors on the board of the combined company, two of which would be chosen by Carrizo and one of which would be chosen by Callon, and requested exclusivity with Carrizo through July 15, 2019. Mr. Johnson and Mr. Webster offered an exclusivity agreement with Callon if two of the three board seats given to Carrizo would be Class I directors of the Callon board and if one of the three board seats given to Carrizo would be a Class III director of the Callon board. Mr. Gatto also requested voting agreements from Carrizo's directors and executive management in favor of the merger and said he would consult with the Callon board regarding the class of directorships. Mr. Morton sent the Carrizo board an update of the results of these discussions. Based on the number of shares of Carrizo common stock outstanding, an exchange ratio of 2.05 would result in approximately 46% of the issued and outstanding Callon common stock following the closing of the proposed transaction being held by holders of Carrizo common stock immediately prior to the merger.

Source: Callon Petroleum Proxy Filed October 9, 2019 Page 77, 82, and 83

CALLON FAIRNESS OPINION LACKS DETAIL, IN STARK CONTRAST TO CARRIZO

CRZO (RBC Opinion)

	Implied Carrizo Stand-Alone Per Share Equity Value Reference Range	Implied Carrizo Common Stockholder Per Share Equity Value In Pro Forma Combined Company Reference Range
NAV Analysis		
$45 Flat Pricing	$2.26 - $5.80	$6.23 - $9.85
Strip Pricing	$12.05 - $16.97	$14.44 - $19.27
$60 Flat Pricing	$18.22 - $24.01	$19.77 - $25.58
Discounted Cash Flow Analysis	$11.23 - $20.69	$18.63 - $27.78

CRZO (Lazard Opinion)

(per share, except as noted)

	Carrizo Common Stock			Combined Company Common Stock (including projected synergies)			Percentage Increase in Intrinsic Equity Value Per Share		
	Low	Mid-Point	High	Low	Mid-Point	High	Low	Mid-Point	High
NAV Analysis									
$45 Flat Pricing	$ 1.79	$ 3.83	$ 7.70	$ 5.49	$ 7.62	$ 12.16	207%	99%	58%
Strip Pricing	$11.38	$ 14.25	$19.67	$ 13.07	$ 16.03	$ 22.32	15%	12%	13%

CPE (JPM Opinion)

Implied Intrinsic Value Creation Analysis

J.P. Morgan conducted an analysis of theoretical value creation to the existing Callon shareholders that compared the estimated implied equity value of Callon on a standalone basis (based on the midpoint discount rate value determined in J.P. Morgan's after-tax Net Asset Value Analysis based on each of Strip Pricing and Consensus Pricing (such pricing assumptions referred to below as the "Pricing Assumptions")) to the estimated implied equity value of former Callon shareholders' ownership in Callon common stock, pro forma for the merger. J.P. Morgan calculated the pro forma implied after-tax equity value of Callon common stock based on each Pricing Assumption by (1) adding the sum of (a) the implied after-tax equity value of Callon (based on each Pricing Assumption, using the midpoint discount rate value determined in J.P. Morgan's Callon-tax Net Asset Value Analysis described above), (b) the implied after-tax equity value of Carrizo (based on each Pricing Assumption, using the midpoint discount rate value determined in J.P. Morgan's after-tax Net Asset Value Analysis described above) and (c) the estimated present value of the Synergies, (2) subtracting the (a) estimated transaction fees and expenses relating to the merger and (b) estimated value leakage from limitations on pro forma net operating losses and (3) multiplying such sum of the estimated valuations described above by, a factor of 54.0%, representing the approximate pro forma equity ownership of the combined company by Callon shareholders. Based on the assumptions described above, this analysis implied value creation for Callon shareholders of approximately 6.8% assuming Strip Pricing and 5.9% assuming Consensus Pricing.

There can be no assurance, however, that the Synergies, transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by Callon's management as described above, which in turn would affect the potential value creation described above.

Source: Callon Petroleum Proxy Filed October 9, 2019 Page 111, 122, and 131

PAULSON & CO. INC.

CALLON ADVISERS INDICATE MINIMAL VALUE CREATION EVEN ASSUMING 100% OF SYNERGIES

Implied Intrinsic Value Creation Analysis

J.P. Morgan conducted an analysis of theoretical value creation to the existing Callon shareholders that compared the estimated implied equity value of Callon on a standalone basis (based on the midpoint discount rate value determined in J.P. Morgan's after-tax Net Asset Value Analysis based on each of Strip Pricing and Consensus Pricing (such pricing assumptions referred to below as the "Pricing Assumptions")) to the estimated implied equity value of former Callon shareholders' ownership in Callon common stock, pro forma for the merger. J.P. Morgan calculated the pro forma implied after-tax equity value of Callon common stock based on each Pricing Assumption by (1) adding the sum of (a) the implied after-tax equity value of Callon (based on each Pricing Assumption, using the midpoint discount rate value determined in J.P. Morgan's Callon-tax Net Asset Value Analysis described above), (b) the implied after-tax equity value of Carrizo (based on each Pricing Assumption, using the midpoint discount rate value determined in J.P. Morgan's after-tax Net Asset Value Analysis described above) and (c) the estimated present value of the Synergies, (2) subtracting the (a) estimated transaction fees and expenses relating to the merger and (b) estimated value leakage from limitations on pro forma net operating losses and (3) multiplying such sum of the estimated valuations described above by, a factor of 54.0%, representing the approximate pro forma equity ownership of the combined company by Callon shareholders. Based on the assumptions described above, this analysis implied value creation for Callon shareholders of approximately 6.8% assuming Strip Pricing and 5.9% assuming Consensus Pricing.

There can be no assurance, however, that the Synergies, transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by Callon's management as described above, which in turn would affect the potential value creation described above.

Source: Callon Petroleum Proxy Filed October 9, 2019 Page 111

PAULSON & CO. INC.

EXCHANGE RATIO AT VERY HIGH END OF ADVISER'S NAV ESTIMATE

Relative Valuation Analysis

Based upon the implied equity values per share for Callon and the implied equity values per share for Carrizo calculated in its Trading Multiples Analysis, and the implied equity values for Callon and the implied equity values for Carrizo calculated in its Net Asset Value Analysis, J.P. Morgan calculated an implied range of exchange ratios. For each comparison, J.P. Morgan compared the lowest equity value for Callon to the highest equity value for Carrizo to derive the lowest implied exchange ratio for Callon shareholders implied by each set of reference ranges. J.P. Morgan also compared the highest equity value per share for Callon to the lowest equity value per share for Carrizo to derive the highest implied exchange ratio for Callon shareholders implied by each set of reference ranges. The implied ranges of the exchange ratio resulting from this analysis were:

Public Trading Analysis	Low	High
Firm Value / 2019E Adjusted EBITDAX	1.1282x	5.1053x
Firm Value / 2020E Adjusted EBITDAX	0.7561x	3.2174x
Equity Value / 2019E Adjusted Operating Cash Flow	1.2000x	5.7059x
Equity Value / 2020E Adjusted Operating Cash Flow	1.0256x	4.8333x

Net Asset Value Analysis	Low	High
Strip Pricing	1.0238x	2.0938x
Consensus Pricing	1.2364x	2.2093x

The implied ranges of the exchange ratio for Callon shareholders were compared to the merger exchange ratio of 2.0500x.

Source: Callon Petroleum Proxy Filed October 9, 2019 Page 111



CALLON FAIRNESS OPINION USED INAPPROPRIATE PEER GROUP

Matador Resources Company → Predominantly Permian Producer
QEP Resources, Inc. → Stock Price Was Influenced By Strategic Review
Callon → Permian Only Producer
SM Energy Company
PDC Energy Company

Notably this peer group excludes:

- Eagle Ford producers including Magnolia, Penn Virginia, Lonestar Resources, Sundance Energy, who trade at steep discounts to above peer group
- Other Multi-Basin producers including Oasis, WPX Energy

Source: Callon Petroleum Proxy Filed October 9, 2019 Page 108, Paulson & Co.

CALLON FAIRNESS OPINION LACKS CRITICAL MANAGEMENT SELLING POINTS

Fairness Opinion Lacks:

- Details on GAAP accretion of "all key per share financial metrics"
- Details on pro-forma credit profile despite claims of "strong balance sheet and acceleration of deleveraging"
- Comparable data on Callon's "cost of supply on an 'all-in' corporate basis" versus other peers

Source: Callon Petroleum Press Release Dated September 26, 2019 and October 10, 2019

45

PAULSON & CO. INC.

CARRIZO PERMIAN ASSETS HAVE SIGNIFICANTLY LOWER OIL CUT

June 13, 2019 (Guidance Update Following Divestiture of Southern Midland Basin Assets)

2019 GUIDANCE UPDATE

	PRIOR FY19 GUIDANCE	UPDATED FY19 GUIDANCE
Total production (MBoepd)	39.5 – 41.5	38.0 – 39.5
Oil production	77 - 78%	78 - 79%

July 15, 2019 (Carrizo Announcement)

PERMIAN	
Net acres [1]	~120,000
Delineated operated locations [1]	~1,900
1Q19 production [2]	62.7 Mboe/d (66% oil)

TOTAL	
Net acres [1]	~200,000
Delineated operated locations [1]	~2,500
1Q19 production [2]	102.3 Mboe/d (71% oil)

Source: Company Filings

PAULSON & CO. INC.



PROPOSED ASSET SALES LACK MEANINGFUL DETAIL AND NON-DEAL-SPECIFIC

Selling Eagle Ford acreage which is the driving force of management's rationale for this deal?

- Select acreage in the Eagle Ford Shale

Incorrectly assumes non-core and fringy property can be sold at accretive prices

- Non-operated Permian properties and pruning of non-core Delaware properties
- Upfront proceeds from a joint venture or similar structure involving an expanded set of water infrastructure assets in both the Permian Basin and Eagle Ford Shale

Lacks any disclosure on non-contracted volumes, margins and does not quantify what the potential negative margin impact to CPE upon a potential monetization

Source: Callon Petroleum Press Release Dated October 10, 2019, Paulson & Co.

47

PAULSON & CO. INC.

BOARD REFUSES TO MEASURE MANAGEMENT ON PER SHARE VALUE METRICS

2018

QUANTITATIVE OBJECTIVES

Objective
(LOE + Cash G&A)/BOE
Production Growth
Proved Developed F&D/BOE[(ii)]
Cash Flow Growth per Debt-Adjusted Share
Net Debt/EBITDA



2019

Quantitative Objective	Weighting
Oil Production	10%
(LOE + Cash G&A)/BOE	12.5%
Proved Developed F&D/BOE	10%
Net Debt/EBITDA	15%
Cash Return on Cash Invested	12.5%

Source: Callon Petroleum Proxy Filed March 27, 2019 Page 38 and 39

PAULSON & CO. INC.

NO BUYER VOTE ON COMPENSATION IN RECENT ENERGY DEALS – CALLON DEAL TRIGGERS COMPENSATION

Acquiror	Target	Buyer Compensation Vote?
Concho	RSP Permian	NO
Diamondback	Energen	NO
Encana	Newfield Exploration	NO
Denbury Resources	Penn Virginia	NO
Callon	Carrizo	YES
PDC Energy	SRC Energy	NO
Parsley	Jagged Peak	TBD

Source: Company Proxy Filings

PARSLEY ACQUISTION OF JAGGED IS VERY SENSIBLE M&A
VERSUS CALLON ACQUISITION OF CARRIZO = VALUE DESTRUCTION

	JAG/PE	CRZO/CPE
Strategy:	In-basin	Out of basin
Acreage:	Highly contiguous	Little overlap
Deal Premium:	11%	25%
Synergy:	$40-50 mm G&A --- $250 - $300 mm PV	$35-45 mm G&A $65-85 mm Operational $850 mm PV
Proforma Leverage:	Reduces	Increases
Share Price Performance vs. XOP:	-6%	-18%
Acquiror - D&O Equity Ownership (Value / % of outstanding):	$585 mm / 12.1%	$5 mm / <1%

Source: Bloomberg, Paulson & Co. as of October 18, 2019

PAULSON
& CO.
INC.



CXO vs. XOP Relative Performance Since Deal Announcement

Source: Bloomberg as of October 18, 2019

PAULSON
& CO.
INC.

FANG/EGN: SOUND STRATEGY & BELIEVABLE SYNERGIES

FANG vs. XOP Relative Performance Since Deal Announcement



25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Acquisition Close
8/14/18
9/14/18
10/14/18
11/14/18
12/14/18
1/14/19
2/14/19
3/14/19
4/14/19
5/14/19
6/14/19
7/14/19
8/14/19
9/14/19

Source: Bloomberg as of October 18, 2019

The content of this presentation has been gathered from sources believed to be reliable but its accuracy cannot be guaranteed. The views contained in this presentation represent the opinions of Paulson as of the date hereof. Paulson reserves the right to change any of its opinions expressed herein at any time, but is under no obligation to update the data, information or opinions contained herein. Under no circumstances is this presentation intended to be, nor should it be construed as advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. Additionally, this presentation should not be construed as an offer to buy any investment in any fund or account managed by Paulson.

PAULSON & CO. INC.

CHK/WRD: SOUND RATIONALE BUT CHK STILL TOO LEVERED

CHK vs. XOP Relative Performance Since Deal Announcement



0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
Acquisition Close
10/29/18
11/29/18
12/29/18
1/29/19
2/28/19
3/31/19
4/30/19
5/31/19
6/30/19
7/31/19
8/31/19
9/30/19

Source: Bloomberg as of October 18, 2019

PAULSON & CO. INC.

ECA/NFX: OUT OF FAVOR BASIN DIVERSIFICATION HAS NOT WORKED



ECA vs. XOP Relative Performance Since Deal Announcement

Source: Bloomberg as of October 18, 2019

PAULSON & CO. INC.